Mail Stop 3561

September 4, 2009

Ira P. Kerker
Chief Executive Officer
Vitacost.com, Inc.
5400 Broken Sound Boulevard. NW, Suite 500
Boca Raton, Florida 33487-3521

> **Re:** **Vitacost.com, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 24, 2009**
> **File No. 333-143926**

Dear Mr. Kerker:

We have reviewed your response letter and amendment five to your Form S-1 filed August 24, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Summary, page 1

1. Reference is made to your disclosure on page 46 regarding the accelerated vesting of stock options held by certain named executives, as well as additional stock options to be issued to the named executives upon completion of the initial public offering (IPO). In light of the significance of the related share-based compensation expense to be recorded in the third quarter, please disclose in the Summary Prospectus the expected impact on your third quarter and annual results of operations. Please also provide more prominent disclosure in the introductory section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Offering, page 4

Summary Consolidated Financial Data, page 6

Consolidated Statement of Operations Data, page 6

2. Please disclose how pro forma net income per share was computed, including how you arrived at pro forma net income as well as pro forma weighted average common shares outstanding.

Business, page 50

3. We note your response to comment two of our August 11, 2009 letter indicating the Natural Marketing Institute supports your inclusion of fence sitters in the category of U.S. consumers that "take an interest in health or wellness." We are unable to identify any such statement in the NMI study materials you provided with your letter dated July 29, 2009. Conversely, the materials you provided state that fence sitters are "[n]eutral on most health issues", "disdain supplementation", and are the "[l]east likely to believe in the benefits of supplementation." Please revise your disclosure or provide us with additional materials that support your inclusion of "fence sitters" in your calculation.

Executive Compensation, page 77
Determining the Amount of Each Element of Compensation, page 78

4. We note your revisions to the footnotes on page 80 in response to comment five of our August 11, 2009 letter. Please further revise footnotes one and three to include the budgeted EBITDA and budgeted revenue numbers that were used in determining bonus awards for the second through fourth quarters of 2008. In this regard, we note that you revised certain "budgeted" references to refer to "annualized" EBITDA and the distinction is unclear to us.

Selling Stockholders, page 101

5. Given the amount of shares being registered for sale on behalf of your Chief Operations Architect, Mr. Wayne F. Gorsek, in relation to your total outstanding shares after the offering, and Mr. Gorsek's affiliation with you, please identify him as an underwriter. If you disagree, please provide us with a detailed legal analysis as to why Mr. Gorsek should not be identified as an underwriter. Please make sure that your analysis addresses the factors set forth in Compliance and Disclosure Interpretation, Securities Act Rules, Interpretive Responses Regarding Particular Situations, 612.09, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

6. Tell us whether Gelman Holdings Limited Partnership, Hildebrandt Limited Partnership or Swan Lake Investments is either a broker-dealer or an affiliate of a broker-dealer within the meaning of Rule 405. In this regard, we note that you have provided this disclosure with respect to RBC, however, we would like to confirm the status of these entities as well. Also, please revise footnote 22 on page 104 to clarify, if accurate, that RBC, not Mr. Phillips, is a registered broker-dealer.

Report of Independent Registered Public Accounting Firm, page F-2

7. Prior to effectiveness, please file a signed and unrestricted audit report and auditor's consent.

Exhibit 5 Form of Opinion of Shefsky & Froelich Ltd.

8. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to "General Corporation law of the State of Delaware" includes the statutory provisions and reported judicial decisions interpreting these laws. Please ensure that counsel files this written confirmation as correspondence on EDGAR.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Ira P. Kerker
Vitacost.com, Inc.
September 4, 2009
Page 4

        Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in
her absence Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have
questions regarding comments on the financial statements and related matters. Please
contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch
Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

                                                Sincerely,

                                                H. Christopher Owings
                                                Assistant Director

cc: Jeremy Stonehill, Esq.
        (Via Facsimile)